August 6, 2019

Mindy West
Chief Financial Officer
Murphy USA Inc.
200 Peach Street
El Dorado, Arkansas 71730-5836

       Re: Murphy USA Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           File No. 1-35914

Dear Ms. West:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    Donald Smith, Controller